AVID CAPITAL ADVISORS LLC
(SEC ID NO. 8-70956)

ANNUAL AUDIT REPORT

DECEMBER 31, 2023

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70956

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avid Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1427 Mountain Meadow
(No. and Street)

McCall	Idaho	83638
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D. Hawthorne	(415) 948-5672	will@avidcapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William D. Hawthorne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avid Capital Advisors LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BECKY A. HINSON
NOTARY PUBLIC
MY COMMISSION EXPIRES 8-26-2025
STATE OF IDAHO
COMMISSION NUMBER 62089

Signature:

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AVID CAPITAL ADVISORS LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Members of
Avid Capital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avid Capital Advisors LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2023.
Walnut Creek, California
March 26, 2024

AVID CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	13,346
Accounts receivable		100,000
Prepaid expenses		18,970
Total assets	$	132,316

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	16,493
Due to affiliate		22,000
Total liabilities		38,493
Members' equity		
Common interest - 1,000 units		79,942
Incentive interest - 70 units vested; 80 units not vested		13,881
Total members' equity		93,823
Total liabilities and members' equity	$	132,316

The accompanying notes are an integral part of this financial statement.

AVID CAPITAL ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2023

1. **The Company**

Avid Capital Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on April 12, 2022. As a limited liability company, the liability of members is limited to the value of membership interest. On February 17, 2023, the Company was accepted as a member of Financial Industry Regulatory Authority ("FINRA") and was registered with the Securities and Exchange Commission ("SEC") as a securities broker dealer. The Company assists companies in raising capital through the private placement of securities and provides consulting and advisory services related to mergers and acquisitions.

2. **Significant Accounting Policies**

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. There were no cash equivalents at December 31, 2023.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

2. **Significant Accounting Policies** *(continued)*

Income Taxes
The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute where, in lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company does not believe it has any uncertain tax positions. All tax returns are open to inspection.

3. **Related Party Transactions**

On September 1, 2022, the Company entered into a Consulting Agreement with Sugar Capital Management LLC ("SCM"), a company under common control. Per this agreement, the Company provides consulting services to SCM in exchange for a fee. For the year ended December 31, 2023, the Company recognized consulting income of $1,250,000 from SCM which represented 100% of the income earned. As of December 31, 2023, $100,000 is receivable from SCM.

As of December 31, 2023, $22,000 is payable to SCM for compliance expenses paid on the Company's behalf.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. **Revenue from Contracts with Customers**

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue was $150,000 and $0 at January 1, 2023 and December 31, 2023, respectively. For the year ended December 31, 2023, $150,000 of income recognized was deferred in the prior year.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from a contract with a customer totaled $0 and $100,000 as of January 1, 2023 and December 31, 2023, respectively.

Contract Costs
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of the performance obligations. All other investment banking advisory related expenses are expensed as incurred.

4. Retirement Plan

The Company has a 401(k) plan (the "Plan") that is available to all eligible employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation.

5. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2023, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2023, 100% of the receivable of $100,000 was related to one client.

6. Membership Interests

The Company has three types of membership interest: Preferred Units, Common Units and Incentive Units. On February 6, 2023, 300 Preferred Units were converted to 1,000 Common Units. At December 31, 2023, there were no Preferred Units outstanding. Incentive units are authorized to be issued to the manager, officers, employees, consultants or other service providers of the Company. The vesting period of Incentive Units is at the discretion of the Company. On February 6, 2023, the Company issued 70 fully vested Incentive Units and 80 unvested Incentive Units. At December 31, 2023, the remaining unvested Incentive Units are expected to vest within the next 39 months. Each member shall be entitled to one vote per Common Unit, and no voting rights are available to Preferred Units or Incentive Units. All vested units are entitled to a prorated share of the Company's net income and net loss in accordance with that member's percentage interest.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 8 to 1. As of December 31, 2023, the Company was in net capital violation with $(3,147) of net capital, which was $8,147 below the minimum net capital requirement. On January 5, 2024, a receivable was collected by the Company, which put net capital above the minimum requirement.

8. Subsequent Events

The Company's management has evaluated subsequent events through March 26, 2024, the date which the financial statement was issued.